UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Call Notice

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - State Registry 35.300.027.795

Publicly-Held Company

Special Shareholders’ Meeting

Call Notice

We invite the shareholders of this Company to gather together in the Special Shareholders’ Meeting, on October 7, 2016, at 5 p.m., at our headquarters, in the Núcleo Cidade de Deus, Prédio Vermelho, Salão Nobre do 5o andar, Vila Yara, Osasco, SP, in order to examine the Board of Directors' proposals to:

1)        absorb part of the equity of HSBC Bank Brazil S.A. - Banco Múltiplo (HSBC Bank), a wholly-owned subsidiary of the Company, in accordance with the provisions of Articles 224, 225 and 229 of Law No. 6404/76, upon: a) the analysis of the Protocol and Justification of Partial Spin-off with the Transfer of Portions of the Equity of Existing Companies; b) the ratification of the appointment of experts and the approval of the Appraisal Report of the net equity's portion of HSBC Bank to be transferred to Banco Bradesco S.A. (Bradesco); and c) approval of the transfer of the portion of the equity of HSBC Bank to Bradesco, with HSBC Bank's technological integration into Bradesco and the consequent replacement of HSBC brand in its service network, which will become Bradesco; and

2)        to partially amend the Bylaws in:

2.1) the caput and Paragraph One of Article 12, dealing with the composition of the Board of Executive Officers;

2.2) Sole Paragraph of Article 18, improving its wording and increasing the age to exercise the position of Chief Executive Officer from less than 65 to less than 67 years, on the election date; and

2.3) Article 23, regarding the functioning of the Bradesco Organization’s Ombudsman, improving its content, especially in order to meet the requirements of National Monetary Council Resolution 4,433 of July 23, 2015.

Voting Rights and Participation in the Meeting

Holders of preferred shares have no voting rights. However, they may attend the General Meeting and discuss the matters submitted for deliberation. Holders of common shares are entitled to vote on all matters listed on the Agenda. Under Article 126 of Law No. 6404/76, as amended, to attend and vote at the General Meeting, the shareholders must note that:

•      in addition to their identity card, they must also present proof of ownership of the Company's shares issued by the custodian; for the holders of registered shares held in custody at Bradesco, the presentation of such proof is waived;

•      if unable to attend the General Meeting, the shareholder may be represented by a proxy appointed less than a year ago, as long as the proxy is a shareholder, an executive officer of Bradesco, a lawyer or a financial institution; In the case of proxy granted in the country, it must mandatorily include the notarized signature of the grantor;

•      before sending the power of attorney drawn up in a foreign language, the document must be translated into Portuguese and its translations must be filed at the Registry of Deeds and Documents.

•      in order to speed up the process and facilitate the works of the Meeting, the proof of ownership of shares, the power of attorney and any declaration of vote, at the shareholder's discretion, may be deposited at the Company's headquarters, preferably up to two (2) business days before the date set for the General Meeting, at Banco Bradesco S.A. –  General Secretariat – Corporate Area – Núcleo Cidade de Deus – 4o andar do Prédio Vermelho – Vila Yara - Osasco, SP – CEP 06029-900. Copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br.

Documents available to the shareholders: all legal documents and additional information necessary for the analysis and exercise of voting rights are available to the shareholders at the Market Relations Department, at the Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and on the websites www.bradesco.com.br – Investor Relations – Corporate Governance – Shareholders; BM&FBOVESPA (www.bmfbovespa.com.br) and/or CVM (www.cvm.gov.br).

Any clarifications can be obtained at the website of Investor Relations - www.bradesco.com.br/ri - Corporate Governance, at Bradesco's network of branches or through the e-mail governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, September 5, 2016.

Lázaro de Mello Brandão

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 05, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.